Attention Business/Financial Editors:
Baytex Energy Trust - Peters & Co. 2007 North American Oil & Gas Conference Webcast - September 11, 2007

CALGARY, Sep, 10 /CNW/ - Notification of Peters & Co. 2007 North American Oil & Gas Conference Webcast event:

    Baytex Energy Trust (TSX: BTE.UN; NYSE: BTE)
    Peters & Co. 2007 North American Oil & Gas Conference Webcast
    September 11, 2007, 10:00 AM ET

To listen to this Webcast event, please enter http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=1978900 in your web browser.

For a complete listing of upcoming and archived webcasts available through CNW Group, please visit our events calendar at http://www.newswire.ca/en/webcast/index.cgi . CNW's webcast of earnings calls is consistent with Market Regulation Services Inc. (RS) objectives of providing investors with material information broadly and quickly.

For further information:

Baytex Energy Trust

Ray Chan, President & C.E.O.                                                                                                Telephone: (403) 267-0715

Derek Aylesworth, Chief Financial Officer                                                                           Telephone: (403) 538-3639

Erin Hurst, Investor Relations                                                                                                Telephone: (403) 538-3681

Toll Free Number: 1-800-524-5521

Website: www.baytex.ab.ca

CO: CNW Webcasts; Baytex Energy Trust